OPTION AGREEMENT

This Option Agreement (the "Agreement") is made and entered into as of April 2nd  2019 (the "Effective Date"), by and among I.M.C Holdings Ltd., a company duly incorporated under the laws of Israel, registration number XXXXXXXX, having its principal place of business at XXXXXX (the "IMC") and those certain persons listed in Exhibit A (each such person, a "Grantor" and collectively, the "Grantors"). IMC and each of the Grantors shall be referred to herein individually as a "Party" and collectively as the "Parties".

WHEREAS,  the Grantors are the owners of an aggregate amount of 3,600 ordinary shares of Focus Medical Herbs Ltd., a company duly incorporated under the laws of Israel, registration number XXXXXXXX, having its principal place of business at XXXXXXXXXXXXXXXX (the "Company"), which constitutes 74% of the issued and outstanding share capital of the Company, as set forth in Exhibit A (the "Shares");

WHEREAS,  the Company holds a license for the growth and cultivation of cannabis for medical purposes, provided to it by the Israeli Ministry of Health (the "MOH" and the "License", respectively); and

WHEREAS, each of the Grantors wish to grant IMC and IMC agrees to receive from each Grantor an irrevocable option to purchase all of the respective Grantor's Shares as set forth in Exhibit A, under the terms and conditions specified under this Agreement.

NOW THEREFORE, the parties hereto have agreed as follows:

1. THE OPTION

1.1. Each Grantor hereby grants IMC an irrevocable option to purchase from the Granotor such amount of Shares of the Company, as set forth opposite to such Grantor's name in Exhibit A, which constitutes 100% of such Grantor's Shares in the Company (the "Option").

1.2. The exercise of the Option by IMC shall be made in accordance with applicable laws and regulations, and shall be subject to the prior approval of the MOH, or any other Israeli authority that will be authorized to supervise and enforce the provisions of the License at the time of such exercise, to be provided in connection with the change in the holding structure of the Company (the "Option").

1.3. Pursuant to the provision of the Option under this Agreement, the Grantors shall use their powers as shareholders of the Company, in order to appoint an additional member to the board of directors of the Company, the identity of whom shall be determined by IMC (the "IMC Director"). It is clarified that the appointment of the IMC Director shall be subject to the prior approval of the Israeli Ministry of Health, to the extent such will be required, and that the IMC Director shall be granted with limited authorization to vote at the meetings of the board of directors of the Company with respect to the following matters (in which an unanimous vote will be required): (1) (i) the termination of either one of: (A) the Services Agreement by and between the Company and IMC dated as of April 2nd, 2019; and (B) the License Agreement by and between the Company and IMC dated as of April 2nd, 2019; (ii) the consummation of a Deemed Liquidation Event (as defined hereunder); and (iii) issuance or allotment of any New Securities (as defined hereunder).

1.3.1. As used herein, the term "Deemed Liquidation Event" shall mean:

1.3.1.1. the sale, lease, or other disposal, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company (if any) of all or substantially all of the assets of the Company; or

1.3.1.2. any merger, consolidation, or sale of all or substantially all of the Company's share capital; or

1.3.1.3. the effectuation by the Company of a transaction, or a series of related transactions in which the Company's shareholders immediately prior to such transaction hold 50% or less of the voting power of the surviving or acquiring entity or any transactions or series of transactions in which a person or entity or group acquires more than 50% of the share capital of the Company, other than issuance of shares solely with respect to bona fide capital investments in the Company; or

1.3.1.4. any transfer, sale or other disposition, or grant of a perpetual, worldwide and/or exclusive license, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company, to all or substantially all of the intellectual property rights, other than to a wholly owned subsidiary of the Company which remains wholly-owned by the Company following receipt of such intellectual property rights.

1.3.2. "New Securities" shall mean all ordinary shares and/or convertible securities issued and/or options to purchase ordinary shares of the Company, issued by the Company.

1.4. The exercise price of the option will be at the same price per share as the final purchase price in the transaction between IMC and the Grantors (details of this transaction set in the SPA, dated as of April 2nd, 2019) (the "Exercise Price").

1.5. The Option shall expire on the 10th anniversary of this Agreement.

1.6. The Option shall be considered as duly exercised upon full payment of the Exercise Price, together with a delivery of an applicable exercise notice to each Grantor by IMC (the "Exercise Notice").

1.7. Upon receipt of the Exercise Price together with an applicable Exercise Notice by each Grantor:

1.7.1. Each Grantor shall notify the Company with respect to the exercise of the Option;

1.7.2. IMC and each Grantor shall sign a share transfer deed in the form attached hereto as Exhibit B; and

1.7.3. The Company shall file a report with the Israeli Companies Registrar with respect to the share transfer.

1.8. Each Grantor hereby agrees not to sell, pledge, transfer or otherwise dispose any of his Shares, during the term of this Agreement.

2. CONFIDENTIALITY

Each Party recognizes that this Agreement is confidential and agrees that it will not, without the prior written consent of the other Party, use in any way for its own account or the account of any third party, nor disclose or allow access to any third party, the content of this Agreement and/or any confidential information revealed to it, in writing, orally or otherwise, by the other Party. This Section shall not apply to any confidential information, which is or becomes generally known and available in the public domain through no breach of this Agreement.

3. MISCELLANEOUS

3.1. This Agreement is entered into on the Effective Date and shall remain in full force and affect for a term of 10 years as of the Effective Date.

3.2. The preamble and the exhibits attached hereto constitute an integral part of the Agreement.

3.3. The section headings are for convenience only and shall not be used in the interpretation of the Agreement.

3.4. Neither party shall have the right to assign its rights and obligations under this Agreement unless with the prior written consent of the other party, provided that IMC shall have the right to assign its rights and obligations under this Agreement to any of its respective affiliates.

3.5. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

3.6. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the Parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the Parties cannot reach a mutually agreeable and enforceable replacement for such provision, then: (a) such provision shall be excluded from this Agreement; (b) the balance of the Agreement shall be interpreted as if such provision were so excluded; and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

3.7. This Agreement and any instrument or agreement required hereunder shall be governed by and construed under the laws of the state of Israel, and the parties submit to the exclusive jurisdiction of the courts in Tel-Aviv, Israel. Any term of this Agreement may be amended or waived only with the written consent of the Parties, or their respective successors and assigns.

3.8. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

3.9. Each Party will do, execute, acknowledge and deliver all and every such further acts, deeds, conveyances, assignments, notices, transfers and assurances as may be reasonably required by the other Party for carrying out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby or facilitating the consummation of this Agreement.

[Signature Page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

I.M.C Holdings Ltd.

Signature:"Oren Shuster"_________________

By: Oren Shuster_________________________

Title:_Chief Executive Officer______________________

The Grantors:

Oren Shuster Signature: "Oren Shuster"______________
Rafael Gabai Signature:_ "Rafael Gabay"____________

Agreed and accepted by: Rafael Gabay

Focus Medical Herbs Ltd.

Signature:_ "Oren Shuster"____________

By:_Oren Shuster________________________

Title:_CEO______________________

Exhibit A

Grantor's Name	ID	Number of Shares
Oren Shuster	xxxxxxx	1,800
Rafi Gabai	xxxxxxx	1,800
Total		3,600

Exhibit B

Form of Share Transfer Deed

The undersigned, Oren Shuster, Israeli ID No. XXXXX, and Rafael Gabai, Israeli ID No. XXXXX (the "Transferors"), hereby transfers to I.M.C Holdings Ltd., a company duly incorporated under the laws of Israel, registration number XXXXX, having its principal offices at XXXXX (the "Transferee"), 3600 ordinary shares of Focus Medical Herbs Ltd., a company duly incorporated under the laws of Israel, registration number XXXXX, having its principal place of business at XXXXX (the "Shares") for consideration agreed by the parties in an agreement signed between the parties.

The Transferee hereby accepts the transfer of the Shares as aforesaid.

IN WITNESS HEREOF, the Transferor and the Transferee have executed this instrument as of the April 2nd, 2019.

"Oren Shuster"
I.M.C Holdings Ltd By: Oren Shuster Title: CEO

"Oren Shuster"
Oren Shuster

"Rafael Gabay"
Rafael Gabi